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APPROVAL

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SEC FILE NUMBER
8-68449

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fortress Capital Formation LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 46th Floor

<center>(No. and Street)</center>

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fishman	212-478-4084	rfishman@fortress.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

<center>(Name – if individual, state last, first, middle name)</center>

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Todd Ladda, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fortress Capital Formation LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fortress Capital Formation LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2022

We have served as the Company's auditor since 2020.

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$ 3,654,287
Prepaid expenses	62,172
Deferred tax asset	3,409
Due from affiliate, net	162,857
Total assets	$ 3,882,725

Liabilities and member's equity
Liabilities

Accrued liabilities	$ 198,374
Income tax payable	4,519
Total liabilities	202,893

Member's equity

Paid-in capital	2,200,000
Retained earnings	1,479,832
Total member's equity	3,679,832
Total liabilities and member's equity	$ 3,882,725

See accompanying notes to Statement of Financial Condition.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2021

1. Organization

Fortress Capital Formation LLC (the Company), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP (FOE I), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC (Fortress). Fortress raises and manages alternative investment funds.

On December 27, 2017, Fortress completed a merger with a wholly owned subsidiary of SoftBank Group Corp. (SoftBank). As a result of the merger, Foundation Holdco LP, a Cayman Islands exempted limited partnership and a wholly owned subsidiary of SoftBank, became the parent company of Fortress.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts as a placement agent in offerings of interests in private investment funds and portfolio companies managed by affiliated entities. The Company operates three offices, two of which are non-OSJ (Office of Supervisory Jurisdiction) branch offices. The Company is a limited liability company whose formation documents allow for an indefinite life.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. As of December 31, 2021, there were no cash equivalents.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is generated from the rendering of services and is recognized when the services are performed and performance obligations are satisfied. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up. See Note 5.

Due To/From Affiliate

Due to/from affiliate balances are presented net as the right of offset is deemed present and is comprised of activity with the same affiliate counterparty. In addition, settlement of the due to/ from affiliate balance between the Company and affiliated counterparty occurs on a net basis.

Income Taxes

The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax (UBT) on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any liabilities for uncertain tax positions on its Statement of Financial Condition as of December 31, 2021.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Novel Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. While such impact may change considerably over time, the estimates and assumptions affecting the Company's Statement of Financial Condition are based on information available as of December 31, 2021.

3. Income Taxes

The deferred tax asset of $3,409 as of December 31, 2021 is related to organizational costs that are deductible over 15 years for tax purposes. There was no valuation allowance recorded as of December 31, 2021.

4. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (basic method). At December 31, 2021, the Company's net capital and excess net capital amounts were $3,451,394 and $3,437,867 respectively. The Company was in compliance with such requirements.

5. Related Party Transactions

FOE I, the Company's sole member, funded the initial capital requirements of the Company.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition (continued)

5. Related Party Transactions (continued)

Company Allocation

The Company receives services from FIG LLC, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities are generally allocated to the Company unless specifically assigned. Compensation is allocated based on headcount and a time utilization methodology to reflect the Company's proportionate share of expense incurred. Other shared costs, such as rent and utilities, are allocated to the Company based on headcount.

The allocation methodology employed was consistently applied in accordance with the expense sharing agreement between the Company and FIG LLC.

Service Agreement

The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due from affiliate, net includes $162,857 due from FIG LLC.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

6. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

7. Fair Value of Financial Instruments

The Company's financial instruments, primarily cash and due from affiliate, net, are recorded at contractual amounts due or amortized cost. The carrying value of these assets approximates fair value since they are liquid, short-term in nature and contain minimal credit risk. Cash and due from affiliate, net, if measured at fair value, would have a fair value hierarchy level designation of Level 1 and Level 2, respectively.

8. Commitments and Contingencies

The Company is, from time to time, involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation is not expected to have a material effect on the Company's Statement of Financial Condition.

9. Subsequent Events

The Company has evaluated subsequent events through February 24, 2022, the date as of which this Statement of Financial Condition is available to be issued and has determined that there are no additional subsequent events, occurring during such period that would require recognition or disclosure in this financial statement.

Deloitte & Touche LLP

30 Rockefeller Plaza,
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fortress Capital Formation LLC

We have reviewed management's statements, included in the accompanying "Fortress Capital Formation LLC: Rule 17a-5 Exemption Report" (the "Exemption Report"), in which Fortress Capital Formation LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 24, 2022



FORTRESS
INVESTMENT GROUP LLC

1345 AVENUE OF THE AMERICAS
46TH FLOOR
NEW YORK, NY 10105
TEL 212 798-6100

FORTRESS CAPITAL FORMATION LLC
EXEMPTION REPORT

Fortress Capital Formation LLC (the Company) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FORTRESS CAPITAL FORMATION LLC

I, Todd Ladda, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Todd Ladda
Chief Executive Officer of
Fortress Capital Formation LLC

February 24, 2022